EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. RECEIVES DELISTING NOTICE;
INTENDS TO FILE APPEAL WITH HEARINGS PANEL
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Melbourne, Australia, August 23, 2012 - Australia Acquisition Corp. (“AAC” or the “Company”; NASDAQ: AAC; AACOW; AACOU) today announced that on August 17, 2012 the Company received a notification letter from the NASDAQ Stock Market LLC (“NASDAQ”) advising that NASDAQ has initiated proceedings to delist the Company’s ordinary shares, units and warrants (the “Listed Securities”) from the NASDAQ Capital Market due to the Company’s failure to meet the 300 public holder requirement set forth in NASDAQ Listing Rule 5550(a)(3).

The Company intends to appeal the delisting determination to the NASDAQ Hearings Panel (the “Panel”).  The Listed Securities will remain listed on the NASDAQ Capital Market until the Panel renders a decision following a hearing.

There can be no assurance that the appeal will be successful.  In the event the appeal is not successful, the Company expects that the Listed Securities will be delisted from the NASDAQ Capital Market. If the Listed Securities are delisted from the NASDAQ Capital Market, the Company anticipates that its securities will be immediately eligible for quotation on the OTC Bulletin Board.

About Australia Acquisition Corp.
Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination.  Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

Contacts:

Investor Inquiries

Rob Fink / Todd Fromer
KCSA Strategic Communications
212.896.1206 / 212.896.1215
rfink@kcsa.com / tfromer@kcsa.com